Exhibit 2

Westpac Banking Corporation ABN 33 007 457 141 Group Secretariat Level 20, 275 Kent Street Sydney NSW 2000 Australia Phone +61 (0)2 8219 8990 Facsimile + 61 (0)2 8253 1215

3 May 2012

Company Announcements Platform

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir / Madam

2012 INTERIM ORDINARY DIVIDEND

Amount and payment date

The Board of Westpac Banking Corporation (Westpac) today announced in its interim 2012 results announcement that it has determined to pay an interim dividend for the half year ended 31 March 2012 of 82 cents per fully paid ordinary share on 2 July 2012.

The dividend will be 100% franked with Australian franking credits.

Attached to the 2012 interim dividend will be New Zealand imputation credits of NZD 0.08 per ordinary share.  This is the first time that New Zealand imputation credits will be attached to Westpac’s ordinary share dividends.

Record date

The interim dividend will be paid to all holders of Westpac ordinary shares who are registered on the share register at 5:00 pm on 18 May 2012 (or, for holders of American Depositary Receipts, 5:00 pm on 17 May 2012 in New York).

Ex-dividend date

The ex-dividend date is 14 May 2012.

Dividend Reinvestment Plan (DRP)

The Westpac Board has determined that the DRP will operate as follows for the 2012 interim dividend:

•                  the Market Price at which shares are issued under the DRP will not include a discount; and

•                  the pricing period for setting the Market Price will be the 10 trading days commencing 22 May 2012.

The DRP discount and price terms are reviewed before each dividend payment and the DRP terms that will apply to future dividends will be announced to the ASX at the relevant times.

The DRP terms that apply to the dividend, and a complete copy of the DRP terms and conditions, can be found within the Shareholder Information section of Westpac’s website at www.westpac.com.au/investorcentre.

If shareholders wish to participate in the DRP for the 2012 interim dividend, or to change their level of participation, they must complete a DRP application or variation form and return it to Westpac’s share registry, Link Market Services, by no later than 5:00 pm (Sydney time) on 18 May 2012.

Yours sincerely

Tim Hartin
Group Company Secretary